EXHIBIT 99.1

Brookfield Renewable Announces Strong Second Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, July 31, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three and six months ended June 30, 2019.

“We continue to make good progress in advancing our strategic priorities with a focus on delivering 12% to 15% long-term returns to our unitholders,” said Sachin Shah, CEO of Brookfield Renewable. “During the quarter, we executed many operational improvements, invested new capital into a number of transactions, and added a global solar development business as another growth area for us. All the while, we continue to strengthen our balance sheet and access diverse sources of capital.”

Financial Results
For the period ended June 30
Millions (except per unit or otherwise noted)	Three months ended Jun 30		Six months ended Jun 30
Unaudited	2019	2018	2019	2018
Total generation (GWh)
– Actual generation	14,881	13,122	29,006	26,002
– Long-term average generation	14,252	13,521	27,745	26,373
Brookfield Renewable's share
– Actual generation	7,602	6,455	14,848	13,149
– Long-term average generation	7,109	6,935	13,807	13,286
Funds From Operations (FFO)(1)	$230	$172	$457	$365
Per Unit(1)(2)	0.74	0.55	1.47	1.17
Net Income Attributable to Unitholders	17	(2)	60	6
Per Unit(2)	0.05	(0.01)	0.19	0.02

(1)  Non-IFRS measures. Refer to  “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)  For the three and six months ended June 30, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million and 311.1 million, respectively (2018: 312.8 million and 312.7 millions).

Brookfield Renewable reported Net Income for the three months ended June 30, 2019 of $17 million or $0.05 per unit. Funds from Operations were $230 million or $0.74 per unit for the three months ended June 30, 2019 compared to $172 million or $0.55 per unit for the same period in 2019. This reflects per unit growth of 35%. These results were supported by our operational improvements, contributions from recent acquisitions, and strong generation as we benefit from the diversity of our portfolio.

Highlights

  Generated FFO per unit of $0.74, a 35% increase over the prior year;
  Announced our investment into a joint venture of a global solar developer with over 6,500 megawatts of utility-scale photovoltaic solar for approximately $500 million (approximately $125 million net to BEP) which we expect to close in the fourth quarter;
  Closed the acquisition of 210 megawatts of operating wind in India;
  Closed the first C$350 million tranche of our C$750 million investment into an Alberta renewables portfolio;
  Through TerraForm Power, announced the acquisition of a 322 megawatt distributed generation portfolio in the U.S., nearly doubling our distributed generation footprint and providing significant opportunities to drive incremental cash flow growth through operational and commercial synergies;
  Ended the quarter with over $2.5 billion of available liquidity and raised approximately $275 million in incremental liquidity with the closing of the sale of certain of our South Africa facilities, as well as strategic up-financings and other liquidity initiatives;
  Reduced our FFO payout ratio on an annualized basis to approximately 85%.

Transaction Update

Subsequent to quarter-end we announced, together with our institutional partners, that we will be forming a 50-50 joint venture to own one of the largest solar developers globally with an experienced management team, best-in-class contracting capabilities, and a proven track record of developing assets at premium returns. The portfolio comprises approximately 275 megawatts of operating solar, 1,410 megawatts of solar under construction and a broader 4,800 megawatt development pipeline which should provide significant growth optionality over the long-term.

Over the next five years, the plan is for the business to develop 500 to 800 megawatts of new solar capacity annually. This growth will complement our existing pipeline of development projects that includes over 600 megawatts of advanced stage wind, hydro and solar projects, and approximately 130 megawatts of assets under construction. We expect to close the investment in the fourth quarter of 2019.

Additionally, subsequent to the quarter-end, through TerraForm Power, we announced that we entered into an agreement to acquire, for approximately $720 million, a scale distributed generation business in the U.S. totaling 322 megawatts of recently constructed, fully contracted capacity, underpinned by a 17 year average remaining power purchase agreement term with credit-worthy offtakers. The investment will nearly double our distributed generation footprint, making this one of the largest such portfolios in the U.S., and providing significant opportunities to drive incremental cash flow growth through operational and commercial synergies. The investment is immediately accretive and requires no incremental capital as TerraForm Power expects to fund the transaction through project-level financings and the sale of interests in select North American wind assets. As a result, by redeploying proceeds from the sale of wind assets with limited levers for growth, into solar assets under longer-term contracts with significant opportunities to extract synergies, TerraForm Power is extending its contract profile, reducing its portfolio’s resource variability, and improving its organic growth profile. We expect to close the transaction in the third quarter of 2019.

We continued to execute on our capital recycling program during the quarter, completing the sale of four of the six projects in our South Africa portfolio for proceeds of $108 million ($33 million net to BEP). We also advanced the sales of the final two project in our South Africa portfolio, and the other non-core portfolios in Thailand and Malaysia. We expect these sales to close in 2019 for total proceeds of approximately $180 million ($55 million net to BEP).

Operations

During the second quarter, we generated FFO of $230 million, up from $172 million in the prior year as the business benefited from contributions from recent acquisitions and operational improvements driving cash flow growth. We also continue to benefit from the diversity of our portfolio as strong generation from our North American hydroelectric fleet more than offset a period of relatively weak wind resource.

In the second quarter, our hydroelectric segment generated FFO of $226 million. The portfolio saw strong generation in North America (15% above the long-term average) and strong pricing in Colombia. We continued to advance our contracting initiatives across our business, with a focus on commercial and industrial customers. In Latin America, we remain focused on extending our contract terms, signing 14 power purchase agreements in Colombia and Brazil for a total 1,239 gigawatt-hours per year. As a result of these initiatives, in Colombia, approximately 30% of our contracts now have terms greater than 5 years (versus none in 2016). In North America, we continue to benefit from a 17 year average contract term and no material maturities until 2029.

Our wind and solar segments generated a combined $66 million of FFO, up 32% relative to the same period in 2018, as we benefited from acquisitions and contributions from recently commissioned projects. We also added 25 megawatts to our global rooftop solar portfolio, including commissioning 10 megawatts through our joint venture with GLP in China, and closing the first phase of a 15 megawatt acquisition in Massachusetts.

Our storage and other operations segment performed well, generating $7 million of FFO during the second quarter, as the growing intermittency of global electricity grids continues to increase the scarcity value of utility-scale renewable storage.

Balance Sheet and Liquidity

We ended the quarter with over $2.5 billion of available liquidity. In addition, we continue to prioritize an investment grade balance sheet (we are rated BBB+ by S&P) which we believe gives us significant financial flexibility and provides investors with a lower overall risk profile. We also remain focused on terming out our debt at low rates and hedging our cash flows from currency fluctuation when the cost is economically prudent.

During the quarter, we extended the term of debt in our Colombian subsidiary to approximately 10 years by issuing COP 1.1 trillion of bonds in the local market. This was one of the largest financings ever completed in Colombia and, given the high-quality nature of our portfolio, was significantly over subscribed. At TerraForm Power, we progressed up-financings of select assets in the portfolio and used the proceeds to repay credit facilities.

Outlook

We wish to extend our appreciation and best wishes to our Directors, John Van Egmond and Lars Josefsson, both of whom are retiring from our Board of Directors. John and Lars have served on our Board since 2011 and 2012, respectively, and we thank them for their strong support and advice during this time.

Looking ahead, we continue to focus on executing our key priorities, including maintaining a robust balance sheet and access to diverse sources of capital, enhancing cash flows from our existing business and assessing acquisition opportunities.

As always, we remain focused on delivering to our unitholders long-term total returns of 12% to 15% on a per unit basis. We thank you for your continued support and we look forward to updating you on our progress in that regard.

Distribution Declaration

The next quarterly distribution in the amount of $0.515 per LP Unit, is payable on September 30, 2019 to unitholders of record as at the close of business on August 30, 2019. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $385 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Divya Biyani
Vice President - Communications	Director – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2019 Second Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on July 31, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/h96zsxxz or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 8793444. A recording of the teleconference can be accessed through August 7, 2019 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 8793444.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding the expected closing of our joint venture with respect to X-Elio and our development plans for the company’s solar capacity, the expected closing of TerraForm Power’s acquisition of a U.S. distributed energy business and the expected benefits with respect thereto, the expected closing of the sales of our remaining non-core portfolios in South Africa and in Thailand and Malaysia, the expected proceeds from opportunistically recycling capital, as well as the benefits from acquisitions and Brookfield Renewable’s global scale and resource diversity. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public  policy  changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO and FFO per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO or FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “– Reconciliation of non-IFRS measures” below and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” included in our Management’s Discussion and Analysis for the three and six months ended June 30, 2019.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Revenues	$787	$735	$1,612	$1,528
Other income	17	10	25	19
Direct operating costs	(252)	(247)	(506)	(503)
Management service costs	(23)	(21)	(44)	(42)
Interest expense – borrowings	(178)	(178)	(351)	(358)
Share of earning from equity-accounted investments	—	6	32	6
Foreign exchange and unrealized financial instrument loss	(12)	(33)	(30)	(25)
Depreciation	(200)	(206)	(400)	(419)
Other	(1)	(10)	(3)	(54)
Income tax expense
Current	(15)	(7)	(39)	(14)
Deferred	(14)	(4)	(34)	(13)
	(29)	(11)	(73)	(27)
Net income	$109	$45	$262	$125
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	$74	$31	$168	$87
General partnership interest in a holding subsidiary held by Brookfield	1	—	1	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	7	(1)	25	2
Preferred equity	7	6	13	13
Preferred limited partners' equity	11	10	21	19
Limited partners' equity	9	(1)	34	4
	$109	$45	$262	$125
Basic and diluted (loss) earnings per LP Unit	$0.05	$(0.01)	$0.19	$0.02

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	Jun 30	Dec 31
(MILLIONS)	2019	2018
Assets
Cash and cash equivalents	$322	$173
Trade receivables and other financial assets	1,094	992
Equity-accounted investments	1,576	1,569
Property, plant and equipment, at fair value	29,317	29,025
Goodwill	839	828
Deferred income tax and other assets	1,258	1,516
Total Assets	$34,406	$34,103
Liabilities
Corporate borrowings	$1,674	$2,328
Non-recourse borrowings	8,840	8,390
Accounts payable and other financial liabilities	1,091	772
Deferred income tax liabilities	4,266	4,140
Other liabilities	1,285	1,267
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	8,226	8,129
General partnership interest in a holding subsidiary held by Brookfield	65	66
Participating non-controlling interests - in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,166	3,252
Preferred equity	591	568
Preferred limited partners' equity	833	707
Limited partners' equity	4,369	4,484
Total Equity	17,250	17,206
Total Liabilities and Equity	$34,406	$34,103

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Operating activities
Net income	$109	$45	$262	$125
Adjustments for the following non-cash items:
Depreciation	200	206	400	419
Unrealized foreign exchange and financial instrument loss	11	33	31	25
Share of earnings from equity-accounted investments	—	(6)	(32)	(6)
Deferred income tax expense	14	4	34	13
Other non-cash items	33	9	50	24
Net change in working capital	1	(28)	(6)	(37)
	368	263	739	563
Financing activities
Corporate credit facilities, net	(26)	173	(721)	180
Non-recourse borrowings, net	279	1	279	(450)
Capital contributions from participating non-controlling interests - in operating subsidiaries	10	—	257	4
Issuance of preferred limited partnership units	—	—	126	196
Repurchase of LP Units	—	(8)	(1)	(8)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(262)	(181)	(396)	(357)
To preferred shareholders	(7)	(6)	(13)	(13)
To preferred limited partners' unitholders	(11)	(10)	(20)	(18)
To unitholders of Brookfield Renewable or BRELP	(171)	(161)	(342)	(321)
Borrowings from related party, net	(33)	200	322	200
	(221)	8	(509)	(587)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(26)	—	(26)	(12)
Investment in property, plant and equipment	(34)	(42)	(63)	(94)
(Investment in) disposal of subsidiaries, associates and other securities	(1)	(433)	4	(395)
Restricted cash and other	66	49	11	(29)
	5	(426)	(74)	(530)
Foreign exchange gain (loss) on cash	1	(12)	1	(8)
Cash and cash equivalents
Increase (decrease)	153	(167)	157	(562)
Net change in cash classified within assets held for sale	(8)	—	(8)	—
Balance, beginning of period	177	404	173	799
Balance, end of period	$322	$237	$322	$237

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	4,134	3,413	3,583	3,822	$275	$228	$211	$165	$168	$123	$79	$56
Brazil	1,066	902	998	978	58	63	42	44	33	37	16	2
Colombia	861	872	869	844	56	53	35	31	25	21	17	18
	6,061	5,187	5,450	5,644	389	344	288	240	226	181	112	76
Wind
North America	761	663	949	791	58	54	40	38	23	24	(22)	(6)
Europe	204	107	223	133	22	12	15	7	11	3	(11)	(2)
Brazil	147	159	141	146	9	10	6	8	4	6	4	(5)
Asia	52	37	51	42	3	3	2	2	1	1	2	(3)
	1,164	966	1,364	1,112	92	79	63	55	39	34	(27)	(16)
Solar	287	175	295	179	51	30	42	25	27	16	4	2
Storage & Other	90	127	—	—	21	20	10	10	7	7	1	1
Corporate	—	—	—	—	—	—	(3)	(6)	(69)	(66)	(73)	(65)
Total	7,602	6,455	7,109	6,935	$553	$473	$400	$324	$230	$172	$17	$(2)

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and FFO and provides a reconciliation to net income (loss) attributable to Unitholders for the three months ended June 30, 2019:

	Attributable to Unitholders						Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	$389	$92	$51	$21	$—	$553	$(98)	$332	$787
Other income	10	1	1	—	2	14	(2)	5	17
Direct operating costs	(111)	(30)	(10)	(11)	(5)	(167)	27	(112)	(252)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	73	5	78
Adjusted EBITDA	288	63	42	10	(3)	400	—	230
Management service costs	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense - borrowings	(53)	(23)	(15)	(3)	(25)	(119)	26	(85)	(178)
Current income taxes	(9)	(1)	—	—	—	(10)	—	(5)	(15)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	(26)	(5)	(31)
Share of FFO attributable to non-controlling interests	—	—	—	—	—	—	—	(135)	(135)
FFO	226	39	27	7	(69)	230	—	—
Depreciation	(83)	(58)	(15)	(6)	(1)	(163)	36	(73)	(200)
Foreign exchange and unrealized financial instrument loss	4	(9)	4	—	(12)	(13)	4	(3)	(12)
Deferred income tax expense	(24)	2	—	—	12	(10)	(1)	(3)	(14)
Other	(11)	(1)	(12)	—	(3)	(27)	8	18	(1)
Share of earnings from equity accounted investments	—	—	—	—	—	—	(47)	—	(47)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	61	61
Net income (loss) attributable to Unitholders(2)	$112	$(27)	$4	$1	$(73)	$17	$—	$—	$17

(1)  Share of earning from equity-accounted investments of $nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $74 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)  Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and FFO and provides a reconciliation to net income (loss) attributable to Unitholders for the three months ended June 30, 2018:

	Attributable to Unitholders						Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	$344	$79	$30	$20	$—	$473	$(58)	$320	$735
Other income	6	1	1	—	—	8	(2)	4	10
Direct operating costs	(110)	(25)	(6)	(10)	(6)	(157)	19	(109)	(247)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	41	4	45
Adjusted EBITDA	240	55	25	10	(6)	324	—	219
Management service costs	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense - borrowings	(55)	(20)	(9)	(3)	(23)	(110)	16	(84)	(178)
Current income taxes	(4)	(1)	—	—	—	(5)	1	(3)	(7)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	(17)	(4)	(21)
Share of FFO attributable to non-controlling interests	—	—	—	—	—	—	—	(128)	(128)
FFO	181	34	16	7	(66)	172	—	—
Depreciation	(94)	(42)	(7)	(6)	—	(149)	17	(74)	(206)
Foreign exchange and unrealized financial instrument loss	2	(2)	(4)	—	5	1	(6)	(28)	(33)
Deferred income tax expense	(3)	2	1	—	4	4	(3)	(5)	(4)
Other	(10)	(8)	(4)	—	(8)	(30)	10	10	(10)
Share of earnings from equity accounted investments	—	—	—	—	—	—	(18)	—	(18)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	97	97
Net income (loss) attributable to Unitholders(2)	$76	$(16)	$2	$1	$(65)	$(2)	$—	$—	$(2)

(1)  Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $31 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)  Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit,both non-IFRS financial metrics for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$9	$(1)	$0.05	$(0.01)
General partnership interest in a holding subsidiary held by Brookfield	1	—	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	7	(1)	—	—
Net income attributable to Unitholders	$17	$(2)	$0.05	$(0.01)
Adjusted for proportionate share of:
Depreciation	164	149	0.54	0.48
Foreign exchange and unrealized financial instruments loss (gain)	13	(1)	0.04	—
Deferred income tax (recovery) expense	10	(4)	0.03	(0.01)
Other	26	30	0.08	0.09
FFO	$230	$172	$0.74	$0.55
Weighted average units outstanding(1)			311.2	312.8

(1)  Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual| Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	7,983	7,178	6,883	7,261	$539	$489	$406	$356	$320	$269	$146	$133
Brazil	2,156	1,940	1,978	1,935	123	132	91	95	73	78	33	3
Colombia	1,626	1,640	1,667	1,688	118	106	73	62	51	42	37	30
	11,765	10,758	10,528	10,884	780	727	570	513	444	389	216	166
Wind
North America	1,611	1,308	1,909	1,488	121	108	88	79	52	50	(18)	(12)
Europe	478	272	531	288	50	29	35	18	28	11	—	(3)
Brazil	253	262	260	264	16	18	11	13	6	9	1	(6)
Asia	91	69	89	76	5	5	3	3	2	1	1	(4)
	2,433	1,911	2,789	2,116	192	160	137	113	88	71	(16)	(25)
Solar	486	290	490	286	89	48	74	41	45	26	13	—
Storage & Other	164	190	—	—	45	37	21	19	14	12	1	(11)
Corporate	—	—	—	—	—	—	(7)	(11)	(134)	(133)	(154)	(124)
Total	14,848	13,149	13,807	13,286	$1,106	$972	$795	$675	$457	$365	$60	$6

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and FFO and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2019:

	Attributable to Unitholders						Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	$780	$192	$89	$45	$—	$1,106	$(189)	$695	$1,612
Other income	12	3	2	—	4	21	(6)	10	25
Direct operating costs	(222)	(58)	(17)	(24)	(11)	(332)	56	(230)	(506)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	570	137	74	21	(7)	795	—	487
Management service costs	—	—	—	—	(44)	(44)	—	—	(44)
Interest expense - borrowings	(108)	(47)	(29)	(7)	(49)	(240)	50	(161)	(351)
Current income taxes	(18)	(2)	—	—	—	(20)	1	(20)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	(21)	(21)	—	—	(21)
Preferred equity	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	(51)	(9)	(60)
Share of FFO attributable to non-controlling interests	—	—	—	—	—	—	—	(297)	(297)
FFO	444	88	45	14	(134)	457	—	—
Depreciation	(165)	(113)	(28)	(12)	(2)	(320)	69	(149)	(400)
Foreign exchange and unrealized financial instrument loss	5	(11)	4	(1)	(28)	(31)	5	(4)	(30)
Deferred income tax expense	(42)	22	16	—	18	14	(36)	(12)	(34)
Other	(26)	(2)	(24)	—	(8)	(60)	21	36	(3)
Share of earnings from equity accounted investments	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	129	129
Net income (loss) attributable to Unitholders(2)	$216	$(16)	$13	$1	$(154)	$60	$—	$—	$60

(1)  Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $168 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)  Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and FFO and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2018:

	Attributable to Unitholders						Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	$727	$160	$48	$37	$—	$972	$(97)	$653	$1,528
Other income	8	2	3	—	1	14	(4)	9	19
Direct operating costs	(222)	(49)	(10)	(18)	(12)	(311)	32	(224)	(503)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	69	12	81
Adjusted EBITDA	513	113	41	19	(11)	675	—	450
Management service costs	—	—	—	—	(42)	(42)	—	—	(42)
Interest expense - borrowings	(116)	(40)	(15)	(7)	(48)	(226)	25	(157)	(358)
Current income taxes	(8)	(2)	—	—	—	(10)	1	(5)	(14)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	(19)	(19)	—	—	(19)
Preferred equity	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	(26)	(10)	(36)
Share of FFO attributable to non-controlling interests	—	—	—	—	—	—	—	(278)	(278)
FFO	389	71	26	12	(133)	365	—	—
Depreciation	(194)	(81)	(13)	(12)	—	(300)	29	(148)	(419)
Foreign exchange and unrealized financial instrument loss	1	(1)	(3)	(2)	13	8	(6)	(27)	(25)
Deferred income tax expense	(8)	(4)	—	—	9	(3)	(1)	(9)	(13)
Other	(22)	(10)	(10)	(9)	(13)	(64)	17	(7)	(54)
Share of earnings from equity accounted investments	—	—	—	—	—	—	(39)	—	(39)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	191	191
Net income (loss) attributable to Unitholders(2)	$166	$(25)	$—	$(11)	$(124)	$6	$—	$—	$6

(1)         Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $87 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)         Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.
The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit,both non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$34	$4	$0.19	$0.02
General partnership interest in a holding subsidiary held by Brookfield	1	—	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	25	2	—	—
Net income attributable to Unitholders	$60	$6	$0.19	$0.02
Adjusted for proportionate share of:
Depreciation	321	300	1.03	0.96
Foreign exchange and unrealized financial instruments loss (gain)	31	(8)	0.10	(0.02)
Deferred income tax (recovery) expense	(14)	3	(0.04)	0.01
Other	59	64	0.19	0.20
FFO	$457	$365	$1.47	$1.17
Weighted average units outstanding(1)			311.1	312.7

(1)  Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.